Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 25 - 2006

SEPTEMBER 12, 2006
FOR IMMEDIATE RELEASE

AURIZON RECEIVES POSITIVE GOLD RESULTS FROM ITS KIPAWA PROPERTY

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to report the results from a first stage, large scale till sampling, of its 100 percent owned Kipawa Gold-Uranium project, located in north-western Quebec, Canada.

“Gold results at Kipawa have exceeded all expectations” said Martin Demers, Principal Exploration Geologist. “The initial exploration program performed on a grid spacing of 0.5 square kilometres, has successfully outlined four continuous gold dispersion trains, along a 30 kilometre trend, all containing heavy minerals concentrate assays between 1.1 to 7.2 gold grams per tonne.”

Large Scale Till Sampling Program and Airborne Survey

The Kipawa area is located approximately 100 kilometres south of Rouyn-Noranda, and 100 kilometres northwest of North Bay along the Quebec-Ontario border, halfway between the Elliot Lake uranium camp and the Abitibi gold belt camp, within the Grenville Front.  The project is accessible via logging roads.

The Kipawa gold-uranium project covers 265 square kilometres with 81 claims and 369 designated cells.  It was acquired on the basis of a Government regional stream sediment survey, which identified 0.01-0.02 gold grams per tonne anomalies in the area.  Aurizon conducted an airborne survey this summer.  Geophysique GPR was contracted to fly 1,100 line kilometres of a combined magnetic, electromagnetic, and radiometric survey.  The geophysical survey was followed by a till sampling survey on 1,000 metre by 500 metre spacings, conducted on a portion of the area covered by the airborne survey.  The objective of this till sampling was to delineate isolated heavy mineral concentrate gold anomalies grading over 0.1 gold grams per tonne or 10 times the results of the previous government stream sediment survey.  Early results from the analysis of till samples for gold have justified Aurizon staking additional land in the area.  Interpretation of the radiometric survey for uranium is in progress.

Till Sampling

Some 156 till samples were taken, of which 19% or 30 heavy metal concentrates returned gold assays over 0.1 gold grams per tonne including 8 samples over 1 gold gram per tonne.  Highest assays returned 5.3 and 7.2 gold grams per tonne, in two distinct areas.

More significantly, the best gold assays are not isolated, but grouped within four distinct gold dispersion trains.  All trains are closely associated within the same folded quartzite unit and located in the magnetic halo of the alkaline Kipawa Intrusive Complex.

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Specifically, the northeast train is located along northwest trending geologic structures.  The train covers a conical shape of approximately 20 square kilometres.  The heavy minerals concentrate returned assays over 0.1 gold grams per tonne in 27 percent of the samples, including assays of 1.3 and 2.0 gold grams per tonne.

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A second anomaly is located 10 kilometres west of the first gold dispersion train.  This train seems to be narrower, closely associated with an isolated magnetic anomaly which is parallel to the dominant northwest trending interpreted glacial drift.  Highest heavy minerals concentrate assays returned 7.1 gold grams per tonne.

Aurizon Mines Ltd.

Aurizon Receives Positive Gold Results from its Kipawa Property

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A third train is located southwest of the second anomaly.  The trend is also linear, and follows a quartzite unit, which is known to host the Hunter’s Point gold-uranium showing, in which gold values as high as 1.12 oz per ton gold and 7.7% U308 have been reported in surface grab samples. The highest heavy minerals concentrate assays on Aurizon’s property returned 1.1 and 1.9 gold grams per tonne.

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A fourth train is located 13 kilometres farther southwest enclosing a fold hinge of the Hunter’s Point showing quartzite unit.  Highest till sample assays returned 5.3 gold grams per tonne.

Conductors, radiometric anomalies and gold trains, will be followed-up by prospecting and closer-spaced soil and till sampling in the fourth quarter, in order to identify the best drill targets.  Future soil survey and radiometric data should outline the property’s uranium potential.

Aurizon’s Exploration Strategy

Aurizon’s recent efforts have been focused on an on time, on budget, construction of its 100% owned Casa Berardi project. With the imminent start up of commercial gold production in less than ten weeks, Aurizon has expanded its exploration efforts to include highly prospective projects that could be advanced quickly should geological results permit.

In addition to Kipawa, exploration is ongoing at Casa Berardi.  Seven rigs are currently active, on both surface and underground.

The Joanna Project was also recently added to the Aurizon exploration portfolio.  This property, which is located along the Cadillac Break, was previously the site of a small amount of gold production.  Compilation work on historic geological data from previous mining companies is nearing completion.  Two drill rigs are expected to be active on the property in the fourth quarter.

Aurizon continues to review opportunities where its experienced technical team could add value to advanced stage exploration projects.

“Aurizon’s growth strategy has always been to acquire large prospective land positions, in favourable geological settings, close to infrastructure.  We are pleased that initial work on our 100 percent owned Kipawa project has quickly produced promising results.” said David Hall, President and CEO of Aurizon.

The foregoing information was prepared under the supervision of Martin Demers, P.Geol., Principal Exploration Geologist for Aurizon, a qualified person under National Instrument 43-101.

Quality Control

Till samples have been collected by Services Technominex of Bellecombe, Quebec, under supervision of Rémi Charbonneau, PhD P.Geo., quaternary geologist.  Samples have been processed for heavy minerals concentrates on a Wilfley table, under supervision of Robert Gagnon, P.Geo.  Gold assays are performed by ALS Chemex by ICPMS after aqua regia digestion on 50 gram samples.  Lab quality control procedure included 10% duplicates, standard material and solution insertion on each batch proceeded.

Till survey planning, implementation and the quality control program is supervised by Martin Demers, P. Geol., Principal Exploration Geologist for Aurizon, with the collaboration of Rémi Charbonneau, P. Geol. and
Robert Gagnon, P.Geo, all appropriately qualified persons as defined by National Instrument 43-101.

Additional Information

One sketch is attached showing the surface exploration progress at the Kipawa project.

Aurizon is a pure gold company with a growth strategy focused on establishing a gold production base through the development of its Casa Berardi Project, situated in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing gold production through accretive transactions.  The 100% owned Casa Berardi Project is fully-funded, on budget and on schedule to commence production in late 2006, which will enable the Company to take advantage of the current strong gold prices.

Aurizon Mines Ltd.

Aurizon Receives Positive Gold Results from its Kipawa Property

Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.  Additional information on Aurizon and its properties is available on Aurizon’s website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

668000E
678000E
688000E
698000E
5200000N
5190000N
Hunter's Point
Uranium-Au
7.2g/t
1.3g/t
2.0g/t
1.1g/t
1.9g/t
5.3g/t
Uranium-Au
Uranium
30Km
0
5km
Previously identified anomolies
Aurizon claims and designated areas
Isolated mag anomaly
Quartzite marker unit
NW structures
Glacial dispersion train
Gold in heavy minerals concentrate from till
≥0.1 gold grams per tonne
<0.1 gold grams per tonne
QUEBEC
ONTARIO
Val-d'Or
Elliot Lake
Kipawa
Grenville front

AURIZON MINES LTD.
KIPAWA PROJECT
QUEBEC
September 12, 2006

KIPAWA_COMMUNIQUE.cdr

Reference: News Release Issue No. 25-2006